John Hancock Tax-Advantaged Global Shareholder Yield Fund
601 Congress Street
Boston, Massachusetts 02210

February 23, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
John Hancock Tax-Advantaged Global Shareholder Yield Fund (the “Trust”)—Request for Withdrawal of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement filed on Form N-2 under the Securities Act of 1933, as amended (File Nos. 333-222088 and 811-22056)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby requests withdrawal of Pre-Effective Amendment No. 1 under the 1933 Act (the “Amendment”) to the Trust’s Registration Statement filed on Form N-2 filed on February 23, 2018, accession number 0001133228-18-001027.

The Trust is making this application for withdrawal of the Amendment to correct a typographical error in the Proposed Maximum Aggregate Offering Price provided in the table on the facing page of the Amendment.   The Trust will re-file the Amendment with the corrected facing page.  The correct fee amounts were previously transmitted with the Amendment.  The Amendment has not been declared effective and no securities were sold under it.

If you have any questions, please feel free to contact me at (617) 572-0138.

Sincerely,

/s/ Ariel Ayanna
Ariel Ayanna
Assistant Secretary of the Trust